March 24, 2005


Andrew Norins
President
Speedhaul Holdings, Inc.
7 Bayhill Boulevard
Monroe, NJ  08831

Re:	Speedhaul Holdings, Inc.
	Amended Registration Statement on Form SB-2
	File No. 333-121764
      Filed on March 11, 2005

Dear Mr. Norins:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Risk Factors - Page 2
1. We note your response to comment 4 and we reissue it in part. Please include risk factors that address (i) any regulatory issues involved in operating your business, including government regulation of the internet and e-commerce and any potential liability for the transportation of hazardous materials in transactions arranged through your website and (ii) the fact that future sales by your shareholders could cause the stock price to decline.

Our stock price may decrease due to our market cap - Page 5
2. Please reconcile your disclosure that you have 10 million shares of preferred stock authorized with the disclosure in the Description of Securities section and with your certificate of incorporation that you have 20 million shares of preferred stock authorized.

Determination of Offering Price - Page 6
3. Please expand your disclosure in response to comment 5 to distinguish between the Over-the-Counter Bulletin Board and the "public exchange" you mention in this section.

Selling Shareholders - Page 7
4. We note your response to comment 6. Please revise the language added following the table to clarify, if true, that Mr. Norins is neither a broker-dealer nor an affiliate of a broker-dealer.

Organization within the Last Five Years - Page 12
5. Please expand your disclosure in response to comment 10 to state the principle followed in determining the number of shares to issue in your December 2004 acquisition of Speedhaul Inc.

Description of Business - Page 12
6. We reissue comments 14 and 15. Please tell us what revisions were made in response to these comments.

Management Discussion and Analysis - Page 15
7. We note your response to comment 19 that you "can not file" an agreement. Please analyze whether the agreement is required to be filed under Regulation S-B Item 601.

Financial Statements

General
8. Please revise the filing to include the financial statements of Segway III Corp. as of and for the periods ended prior to the December 2004 recapitalization transaction with Speedhaul. The financial statements should address all accounting comments from our prior letter.

Part II

Recent Sales of Unregistered Securities - Page II-2
9. We reissue comment 40. Please provide us your analysis regarding how the September 2004 sale of securities to 40 purchasers complied with the requirements of Rule 506(b)(2), which limits the number of purchasers in a sale to 35.
10. Provide us with a copy of the private placement memorandum used in connection with the September 2004 sale of securities and copies of any other documents that evidence your understanding with the investors regarding their ability to sell their shares in a registered transaction.

December 21, 2004 Form 8-K, as Amended March 11, 2005
11. Refer to our prior comment 45.  Please revise the financial statements in the Form 8-K to address the accounting comments from our prior letter. As an example, the financial statements herein do
not appear to address prior accounting comments 28 and 29.
*          *          *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Louis Canant at (202) 942-1897, or N. Jay Webb at (202) 942-1812 if you have questions regarding comments on the financial statements and related matters. Please contact Dan Duchovny at (202) 942-2962 or me at (202) 824-5697 with any other questions.

      Sincerely,



      Russell Mancuso
							Branch Chief


cc (via fax):  	Gregg E. Jaclin, Esq. ((732) 577-1188)
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Andrew Norins
Speedhaul Holdings, Inc.
March 24, 2005
Page 1